November 9, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attention: Terence O’Brien, Branch Chief, Office of Manufacturing and Construction

RE:    Aegion Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-35328

Dear Mr. O’Brien:

On behalf of Aegion Corporation (the “Company”), I am writing in response to the comments contained in the letter dated October 26, 2015 (the “Letter”) from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”), filed on March 2, 2015.

For your convenience, we have included below in italics the original text of the comment from the Letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014
3. Restructuring, page 79

1.
We note your responses to comments 1 and 2 in our letter dated October 8, 2015. You indicate, among other things, that the $2.8 million loss on the sale of Video Injection - Insituform SAS recorded within your Form 10-Q for the quarter ended March 31, 2015, is not material to require a change in the classification in your financial statements. Please also identify and quantify all other items such as your gain on sale of Insituform-Germany, loss on sale of Ka-te, loss on sale of your Bayou JV, restructuring type charges, settlement on escrow accounts as well as any other such items that you have classified as non-operating during the six months ended June 30, 2015, the three months ended June 30, 2015 and March 31, 2015, and the years ended December 31, 2014, 2013 and 2012, along with your SAB 99 materiality analysis to demonstrate that these amounts were not quantitatively or qualitatively material to any of the affected periods.

Response: The following table identifies and quantifies all items reported in the Other income (expense) line item within the Consolidated Statements of Operations for the six months ended June 30, 2015, the quarters ended June 30, 2015 and March 31, 2015, and the years ended December 31, 2014, 2013 and 2012.

For items 1 through 3 in the table below, the Company acknowledges that since the accounting guidance is not prescriptive as to the classification of these transactions, the Company does not believe a materiality assessment is necessary for these items for any of the affected periods.

For items 4 through 7 in the table below, the Company acknowledges that some portion of these items should have been included in operating income, and in taking a conservative approach, the Company included the full amount as part of our Staff Accounting Bulletin: No. 99 - Materiality (“SAB 99”) analysis below. Also, in response to the Staff’s request, the Company included both losses on sale of businesses as part of our SAB 99 analysis below.

Securities and Exchange Commission
Mr. Terence O’Brien
November 9, 2015

(in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014	Quarter Ended March 31, 2015	Quarter Ended June 30, 2015	Six Months Ended June 30, 2015
Realized foreign currency losses (1)	$(1,049)	$(2,425)	$(627)	$(216)	$(208)	$(424)
Gain on sale of Insituform Rohrsanierungstechniken GmbH (2)	—	11,350	—	—	—	—
Loss on sale of Bayou Coating, L.L.C. (2)	—	(2,670)	(472)	—	—	—
Foreign currency items (3)	—	—	(978)	—	—	—
Other income (expense) not subject to detailed materiality assessment	(1,049)	6,255	(2,077)	(216)	(208)	(424)

Loss on sale of Ka-Te Insituform AG (4)	—	—	(516)	—	—	—
Loss on sale of Video Injection - Insituform SAS (5)	—	—	—	(2,864)	—	(2,864)
CRTS, Inc. escrow settlement (6)	—	—	—	—	830	830
Miscellaneous (7)	(322)	(1,291)	(1,260)	301	156	457
Other income (expense) subject to detailed materiality assessment	(322)	(1,291)	(1,776)	(2,563)	986	(1,577)

Other income (expense)	$(1,371)	$4,964	$(3,853)	$(2,779)	$778	$(2,001)
__________________________

(1)
The Company notes that these charges relate to foreign currency transaction gains and losses. As ASC 830-10-45-19 does not require transaction gains or losses to be presented in operating income within the consolidated statement of operations, a mixed practice has developed among registrants. The Company also advises the Staff that a description of these charges are included in Note 2, Accounting Polices, in both the Company’s Form 10-K for the fiscal years ended December 31, 2012, 2013, and 2014 and Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015.

However, the Company acknowledges the Staff’s comment and in future filings will include a disclosure that clearly presents the amount of foreign currency transaction gains or losses included in determining net income for all applicable periods, and the classification thereof in the Consolidated Statement of Operations.

(2)
The Company notes that these charges relate to the gain and loss from the sale of an equity method investment. ASC 323-10-40-1 does not require a gain or loss resulting from the sale of an equity investment to be presented in operating income within the consolidated statement of operations. Additionally, and in accordance with S-X 5-03, the Company also advises the Staff that this treatment is consistent with historical presentation and classification with previously presented earnings of affiliated companies accounted for under the equity method, which was presented as a separate line item below operating income within the consolidated statement of operations. A description of these charges is included in Note 1, Description of Business, in the Company’s Form 10-K for the fiscal years ended December 31, 2013 and 2014.

(3)
The Company notes that these charges relate to the release of cumulative currency translation adjustments (“CTA”) resulting from the sale of Ka-Te in accordance with ASC 830-30-40-1 as well as the foreign currency impact from settlement of inter-company loans in accordance with ASC 830-20-40-1. These charges related to locations that were directly impacted as a result of the 2014 Restructuring Plan. This guidance does not require these items to be presented in operating income within the consolidated statement of operations.

However, the Company acknowledges the Staff’s comment and in future filings will include a disclosure that clearly describes the nature of transactions that are included in other income (expense).

(4)
The Company notes that this charge relates to the sale of a business in 2014. As the Company has indicated in previous responses, the guidance in ASC 360-10-45-5 states “A gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.” As this guidance does not specifically address the sale of a business, the Company believes there is diversity in practice regarding the classification of gains and losses on the sale of businesses, as some view recording material gains or losses from the infrequent sales of businesses as distorting the trend in operating income.

However, regardless of the GAAP application mentioned above, the Company believes this potential reclassification to be both quantitatively and qualitatively immaterial for all the affected periods. Refer to the detailed materiality analysis below related to the classification of the loss on the sale of Ka-Te Insituform AG.

Securities and Exchange Commission
Mr. Terence O’Brien
November 9, 2015

(5)
Consistent with item 4 above, this charge relates to the sale of a business in 2015. The Company believes this potential reclassification in the aggregate to be both quantitatively and qualitatively immaterial. Refer to the detailed materiality analysis below related to the classification of the loss on the sale of Video Injection - Insituform SAS.

(6)
The Company notes this gain relates to the final settlement for various claims made by the Company against the CRTS sellers related to breaches of representations and warranties in the purchase agreement. The settlement of these claims was not directly tied to the purchase price of the business and occurred after the measurement period.

The Company believes this potential reclassification in the aggregate to be both quantitatively and qualitatively immaterial. Refer to the detailed materiality analysis below related to the classification of the CRTS, Inc. escrow settlement gain recorded.

(7)
The Company notes that these charges are an accumulation of several miscellaneous items, including franchise taxes, gains or losses on sale of fixed assets and bank fees. The Company believes a potential reclassification for these items in the aggregate to be both quantitatively and qualitatively immaterial. Refer to the detailed materiality analysis below related to the classification of these noted charges.

However, the Company acknowledges the Staff’s comment and in future filings will include a disclosure that clearly describes the nature of transactions that are included in other income (expense) and will present the miscellaneous items mentioned above within operating income in future periods.

The following represents the Company’s SAB 99 analysis as to the classification of the $516,000 loss on the sale of Ka-Te Insituform AG (“Ka-Te”), the $2.8 million loss on the sale of Video Injection - Insituform SAS (“VII”) and the $830,000 gain on the CRTS escrow settlement, as well as various other miscellaneous items recorded in the Other income (expense) line item within the Consolidated Statement of Operations for the six months ended June 30, 2015, the quarters ended June 30, 2015 and March 31, 2015, and the years ended December 31, 2014, 2013 and 2012.

Materiality Assessment Overview

The FASB summarizes the concept of materiality as follows: The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

PCAOB Auditing Standards (AS 11.2) reference the following definition of materiality from the Supreme Court decision in TSC Industries v. Northway, Inc.: In interpreting the Federal securities laws, the Supreme Court of the United States has held that a fact is material if there is “a substantial likelihood that the fact would have been viewed by the reasonable investor as having altered the “total mix” of information made available.”

In order to properly assess the materiality of the potential reclassifications it is important to understand the key metrics that are most important in assessing the Company’s financial performance. Management believes that the measures considered most significant by the users of the Company’s financial statements are revenues, segment operating income, consolidated operating income, pre-tax income, net income and fully diluted earnings per share, EBITDA, return on invested capital, all adjusted for certain unusual items or non-operating items, cash and cash equivalents and backlog.

The Company has historically adjusted GAAP results to exclude the impacts of acquisition related expenses, write-downs of long lived assets, impairments, restructuring related costs and the gains or losses on the sale of equity method investments and businesses in its press releases, investor presentations and earnings call information. Please refer to the Company’s Form 8-K filed on April 29, 2015, specifically page A-1 of the investor presentation slides, for an example of a GAAP to non-GAAP earnings reconciliation. Management believes it is important to adjust the financial results for these types of items and present results on an “as adjusted” basis as the adjusted results reflect on-going financial performance and aid the users of the Company’s financial reports in their understanding of results across periods. The Company clearly acknowledges such measures as being non-GAAP and reconciles all such measures to the appropriate GAAP measures when presented, as demonstrated in the above example. The financial analyst community is primarily focused on the Company’s “as-adjusted” results in their analysis of the Company’s financial performance and in developing their earnings and EPS expectations for future periods.

Based on the guidance included in SAB 99, the Company’s assessment of materiality as it relates to the potential reclassification of the items presented above has been made on both a quantitative and qualitative basis, as follows:

Securities and Exchange Commission
Mr. Terence O’Brien
November 9, 2015

Analysis of Quantitative Effects

The analysis below provides a quantitative assessment of the potential reclassifications to the Company’s quarterly, year-to-date and annual financial statements:

1)
The following table presents the impact to operating income for the annual periods ended December 31, 2012, 2013, and 2014; quarters ended March 31, 2015 and June 30, 2015; six months ended June 30, 2015; and nine months ended September 30, 2015:

(in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014	Quarter Ended March 31, 2015	Quarter Ended June 30, 2015	Six Months Ended June 30, 2015	Nine Months Ended September 30, 2015
Loss on sale of Ka-Te Insituform AG	$—	$—	$(516)	$—	$—	$—	$—
Loss on sale of Video Injection - Insituform SAS	—	—	—	(2,864)	—	(2,864)	(2,864)
CRTS, Inc. escrow settlement	—	—	—	—	830	830	830
Miscellaneous	(322)	(1,291)	(1,260)	301	156	457	(42)
Total	$(322)	$(1,291)	$(1,776)	$(2,563)	$986	$(1,577)	$(2,076)

Operating income	$81,803	$66,882	$(19,812)	$9,125	$14,523	$23,648	$48,586
Percentage of operating income	(0.4)%	(1.9)%	9.0%	(28.1)%	6.8%	(6.7)%	(4.3)%
(Note that 2015 projected annual results were excluded from the above table as such results are confidential information; however, the potential reclassification is expected to be less than 5% of annual operating income on an unadjusted basis.)

In evaluating materiality on a quarterly basis, management takes into consideration both quarterly and annualized operating results, as well as seasonality, earnings trends and qualitative considerations (see below). As noted above, management has concluded that the potential reclassifications would not be quantitatively material to the financial statements for the respective annual results outside of the year ended December 31, 2014. Management believes it is important to note that the operating income reported for the year ended December 31, 2014 included significant non-recurring charges such as write-downs of long-lived assets, impairments and restructuring related costs. As such, operating income, on an adjusted basis, was $85.0 million, which is comparable to the prior two-year average operating income of $74.3 million. When comparing the potential reclassifications during the year ended December 31, 2014 to adjusted operating income and the prior two-year average, the Company notes the related reclassification adjustments would approximate 2.1% and 2.4%, respectively, as a percentage of adjusted operating income for those respective comparative metrics.
In addition, the Company notes its business is subject to seasonal fluctuations that are particularly impactful during the first quarter due to the challenges winter weather presents on certain businesses, and as such would consider the impact seasonality has in applying appropriate interim measures such as quarterly pre-tax income or quarterly operating income. The Company advises the Staff that the following description of this Risk Factor was included in the Company’s Form 10-K for the fiscal years ended December 31, 2012, 2013, and 2014:
“Extreme weather conditions may adversely affect our operations.
We are likely to be impacted by weather extremes, such as excessive rain or hurricanes, typhoons, snow and ice or frigid temperatures, which may cause temporary, short-term anomalies in our operational performance in certain localized geographic regions. Our Infrastructure Solutions segment is particularly sensitive to weather extremes. Delays and other weather impacts could adversely affect our ability to meet project deadlines and may increase a project’s cost and decrease in profitability.”
Accordingly, although management acknowledges that the impact of reclassifying certain other income (expense) items could be viewed as being quantitatively significant as a percentage of operating income in the first quarter of 2015, management believes that after consideration of the qualitative considerations noted below and after consideration of the disclosures within the Company’s previously issued financial statements, that a reasonable user of those financial statements would not find the previously issued interim financial statements to be materially misstated.

Securities and Exchange Commission
Mr. Terence O’Brien
November 9, 2015

2)	Footnote disclosure considerations:
The potential reclassifications could impact the Company’s segment footnote (Note 13 of the Form 10-K for the fiscal year ended December 31, 2014 and Note 10 of the Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015). The potential impact on the segment footnote is discussed in more detail later in this memorandum. In addition, the sale of Ka-Te and the sale of VII are described in the Company’s restructuring footnote (Note 3 in both the Company’s Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015), and management believes it is clearly disclosed that the impact of the losses for these transactions are being included in Other expense within the the Consolidated Statements of Operations.
The Company also advises the Staff that the impact of the gain on the CRTS escrow settlement was disclosed as part of Note 1 within the Company’s Form 10-Q for the quarter ended June 30, 2015. Additionally, the impact of the potential reclassification for other miscellaneous items would not be quantitatively significant to any footnote disclosure as further discussed below (i.e. segment footnote).

3)	Effect on publicly-disseminated key performance indicators (GAAP or non-GAAP) other than those previously mentioned:
As noted above, the Company presents its key financial performance measures on a GAAP and non-GAAP basis within its press releases, investor presentations and earnings call information. Additionally, in its non-GAAP disclosures, the Company has excluded the impacts of acquisition related expenses, write-downs of long lived assets, impairments, restructuring related costs and the gains or losses on the sale of equity method investments. As such, none of the Company’s key performance measures that are presented on a non-GAAP basis would be impacted. The only key performance measure presented on a GAAP basis that would be impacted is operating income. The potential reclassifications would not impact revenues, pre-tax income, net income, fully diluted earnings per share, EBITDA, return on invested capital, cash and cash equivalents or backlog.

Analysis of Qualitative Considerations

In addition, management also considered the qualitative factors included in SAB 99 in completing its materiality analysis as follows:

1)	Whether the potential reclassification arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
The potential reclassifications are precise measurements as they are potential reclassifications of known amounts.

2)	Whether the potential reclassification masks a change in earnings or other trends.
As discussed above, operating income is the only key performance measure that would potentially be impacted; however, the potential reclassifications would not have a significant impact on the year-over-year trends in operating income. The Company would have included items such as the loss on sale of Ka-Te and the loss on sale of VII as a separate line item in the operating expense section of the Consolidated Statement of Operations in order to provide the reader with the most accurate reflection of the Company’s operating results (similar to its presentation of acquisition-related expenses and restructuring charges; both of which are significantly smaller than the loss on the sale of VII), if they had been included in operating income. If the other miscellaneous items had been included within operating income, the trend in operating income would have remained relatively unaffected given the insignificant size of these balances to both the reported and as if adjusted amounts of operating income.
However, management acknowledges the inclusion of loss on sale of VII and other items would have reduced the as reported operating income by a quantitatively significant amount. However, as previously noted, the first quarter has historically been affected by seasonality. In addition, as previously noted, the Company would have reflected these items as separate lines within operating income. As such, the Company does not believe the users of its financial statements would have changed their view of the trend of operating income for the first quarter of 2015 or future reporting periods.

Securities and Exchange Commission
Mr. Terence O’Brien
November 9, 2015

Also, the potential reclassifications do not mask a change in pre-tax earnings, net income or fully diluted EPS as they have no impact on these earnings measures.

3)	Whether the potential reclassification hides a failure to meet analysts’ consensus expectations for the enterprise.
Management does not believe the potential reclassifications impact analysts’ expectations for the Company. As noted previously, the potential reclassification has no impact on net income or EPS, and to the extent the analysts discuss operating income or other key performance measures in their reports, the primary focus is on operating income after adjustment for unusual items. As noted previously in this memorandum, the Company has historically excluded the impacts of acquisition-related expenses, write-downs of long lived assets, impairments, restructuring related costs and the gains or losses on the sale of equity method investments, amongst other unusual items within its press releases, investor presentations and earnings call information. Additionally, if the other miscellaneous items were included within operating income, management believes they would not have a significant impact on the Company’s ability to meet analysts’ consensus expectations.

4)	Whether the potential reclassification changes a loss into income or vice versa. This should be analyzed for all years and quarters affected.
The potential reclassifications have zero impact on net income for any of the periods presented above. As shown above, the reclassifications would not have reduced operating income to an operating loss for any of the periods presented or vice versa.

5)
Whether the potential reclassification concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

As previously noted above, the Company presents its financial results within its press releases, investor presentations and earnings call information on a GAAP and non-GAAP basis, including segment results. The operating results and financial information reported by each segment are evaluated separately, regularly reviewed and used by the Company’s CODM to evaluate segment performance, allocate resources and to determine management’s incentive compensation. As the operating results and financial information reported by each of the segments within the CODM package includes revenues, gross profit, and operating income, the potential reclassifications mentioned above were not included as segment expenses.

Infrastructure Solutions
The following table presents the impact of the loss on the sale of Ka-Te and the loss on the sale of VII to the operating income of the Company’s Infrastructure Solutions reportable segment for the year ended December 31, 2014; quarters ended March 31, 2015 and June 30, 2015; six months ended June 30, 2015; and nine months ended September 30, 2015:

(in thousands)	Year Ended December 31, 2014	Quarter Ended March 31, 2015	Quarter Ended June 30, 2015	Six Months Ended June 30, 2015	Nine Months Ended September 30, 2015
Loss on sale of Ka-Te Insituform AG	$(516)	$—	$—	$—	$—
Loss on sale of Video Injection - Insituform SAS	—	(2,864)	—	(2,864)	(2,864)
Operating income (loss) - Infrastructure Solutions	$(6,194)	$7,332	$12,115	$19,447	$35,701
Percentage of operating income	8.3%	(39.1)%	—%	(14.7)%	(8.0)%
(Note that 2015 projected annual results were excluded from the above table as such results are confidential information.)

Note that the Infrastructure Solutions segment results were approximately 40% of the Company’s revenue, 48% of the Company’s gross profit and 80% of the Company’s operating income for the quarter ended March 31, 2015, which is consistent with the results for the quarter in which the loss on sale of VII was recorded. These potential reclassifications would not change the significance of the Infrastructure Solutions segment within the Company’s operations or profitability as a whole. Further, if the Company had included the respective losses within operating income and allocated such losses as a segment expense, the Company would have clearly identified the losses as an

Securities and Exchange Commission
Mr. Terence O’Brien
November 9, 2015

unusual item affecting the results for the applicable reporting periods. This is consistent with the Company’s historical practice of identifying unusual items that affect segment operating income.
Additionally, the Company advises the Staff that charges included as part of Note 3, Restructuring, in both the Company’s Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the quarter ended March 31, 2015, were presented in the aggregate to provide the reader with an understanding of the financial impact related to the 2014 Restructuring Plan including the loss on sale of Ka-Te and the loss on sale of VII.

Corrosion Protection
The following table presents the impact of the gain of the CRTS escrow settlement to the operating income of the Company’s Corrosion Protection reportable segment for the quarter ended June 30, 2015; six months ended June 30, 2015; and nine months ended September 30, 2015:

(in thousands)	Quarter Ended June 30, 2015	Six Months Ended June 30, 2015	Nine Months Ended September 30, 2015
CRTS, Inc. escrow settlement	$830	$830	$830
Operating income - Corrosion Protection	$936	$1,436	$8,323
Percentage of operating income	88.7%	57.8%	10.0%
(Note that 2015 projected annual results were excluded from the above table as such results are confidential information.)

Note that the Corrosion Protection segment results were approximately 31% of the Company’s revenue, 30% of the Company’s gross profit and 6% of the Company’s operating income for the quarter ended March 31, 2015, which is consistent with the quarter in which the CRTS escrow settlement was recorded. This potential reclassification would not change the significance of the Corrosion Protection segment within the Company’s operations or profitability as a whole. Further, if the Company had included the respective gain within operating income and allocated such gain as segment income, the Company would have clearly identified such gain as an unusual item affecting the results for the applicable periods. This is consistent with the Company’s historical practice of identifying unusual items affecting segment operating income.
The other miscellaneous items were not included as segment income (expense) within the CODM package or segment footnote; however, the Company notes these items would have been recorded throughout the various reportable segments and would not have been concentrated to any particular reportable segment if reclassified to operating income. These potential reclassifications would not change the significance of the various segments within the Company’s operations or their profitability as a whole due to the immaterial dollar amounts (with respect to segment operating income) and the dispersed nature of the charges amongst the various reportable segments.

6)	Whether the potential reclassification affects the registrant’s compliance with regulatory requirements.
The potential reclassifications do not affect the Company’s compliance with any regulatory requirements.

7)	Whether the potential reclassification affects the registrant’s compliance with loan covenants or other contractual requirements.
The Company’s credit facility is subject to certain financial covenants including a consolidated leverage ratio and a consolidated fixed charge coverage ratio. The impact of the potential reclassifications do not affect the Company’s compliance with loan covenants as the impact of the loss on the sale of Ka-Te and the loss of sale of VII are removed from consideration in both of the Company’s covenant calculations, while the remaining items were previously included within the respective covenant calculations. Further, the potential reclassifications would have no impact on other contractual requirements.

8)
Whether the potential reclassification has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

All management incentive compensation arrangements are based on non-GAAP measures that exclude the impact of unusual items, including the loss on the sale of Ka-Te and the sale of VII. There are various metrics used to determine

Securities and Exchange Commission
Mr. Terence O’Brien
November 9, 2015

management’s incentive compensation, including segment operating profit, net income and fully diluted earnings per share. The majority of those arrangements are based on net income and fully diluted earnings per share, which would be unaffected by the potential reclassification of items included as part of our detailed materiality analysis. While still subject to approval from the Company’s Board of Directors, management has the ability to apply discretion when calculating the applicable metrics, especially in the event of unusual transactions or non-comparable items, and would adjust for those items when deriving the applicable metrics used in determining management’s incentive compensation. As a result, the potential reclassification of items included as part of our detailed materiality analysis, including other miscellaneous items, would also have no impact on incentive compensation arrangements based on segment operating profit.

9)	Whether the potential reclassification involves concealment of an unlawful transaction.
The respective transactions, or classification thereof, do not involve the concealment of an unlawful transaction.

10)	Other relevant factors considered:
The Company disclosed the following as part of Note 1 within the Company’s Form 10-K for year ended December 31, 2014 related to the loss on sale of Ka-Te:
“In December 2014, the Company sold its wholly-owned subsidiary, Ka-te Insituform AG (“Ka-te”), to the Marco Daetwyler Gruppe AG, a Swiss company, for the sale price of CHF 1.1 million (approximately $1.1 million). In connection with the sale, the Company entered in to a five-year exclusive tube supply agreement whereby Ka-te will source all of its liners from Insituform Linings Ltd. Ka-te will also be entitled to continue to use its trade name based on a trade mark license granted for the same five-year time period.”

The Company disclosed the following in its MD&A within the Company’s Form 10-Q for quarter ended March 31, 2015 related to the loss on sale of VII:
“Other income (expense) decreased by $2.0 million in the first quarter of 2015 compared to the first quarter of 2014 primarily due to the $2.8 million loss recognized on the sale of Video Injection - Insituform SAS. The first quarter of 2014 included the $0.5 million loss recognized on the sale of our 49% interest in Bayou Coating, L.L.C. (“Bayou Coating”).

The Company disclosed the following as part of Note 1 within the Company’s Form 10-Q for the quarter ended March 31, 2015 related to the loss on sale of VII:
“In February 2015, and in connection with the 2014 Restructuring, the Company sold its wholly-owned subsidiary, Video Injection - Insituform SAS (“VII”), the Company’s French CIPP contracting operation, to certain employees of VII. In connection with the sale, the Company entered into a five-year exclusive tube supply agreement whereby VII will source liners from Insituform Linings Ltd. VII will also be entitled to continue to use its trade name based on a trade mark license granted for the same five-year time period.”

In addition, the Company had a similar disclosure to the one included within the MD&A in the “Realignment and Restructuring Plan” section of its first quarter 2015 press release, which clearly indicated the loss on sale of VII was included in “other expenses” in the Consolidated Statements of Operations.
The Company also advises the Staff that charges included as part of Note 3, Restructuring, in the Company’s Form 10-Q for the quarter ended March 31, 2015, was presented in the aggregate to provide the reader with an understanding of the financial impact related to the 2014 Restructuring Plan including the loss on sale of VII.
The Company acknowledges the Staff’s comment and in future filings will include a disclosure regarding the losses on the sales of Ka-Te and VII in the footnotes to the financial statements similar to the disclosures included in the MD&A within the Company’s 10-K for the year ended December 31, 2014 and for the quarter ended March 31, 2015.

Securities and Exchange Commission
Mr. Terence O’Brien
November 9, 2015

Additionally, the Company disclosed the following as part of Note 1 within the Company’s Form 10-Q for quarter and six months ended June 30, 2015 related to the gain on CRTS Escrow Settlement:
“Also, in June 2015, the Company finalized the settlement of escrow claims made pursuant to the CRTS purchase agreement. As a result of the settlement, in July 2015 the Company received proceeds of approximately $1.0 million, of which $0.2 million was recorded as an offset to operating expenses and the remaining $0.8 million was recorded to other income (expense) in the Consolidated Statement of Operations for the quarter and six months ended June 30, 2015.”

Based on the above discussion, management believes the non-recurring transactions are clearly disclosed within the respective financial statements such that a reasonable user of the Company’s financial statements can assess the impact of those transactions on the financial results.

Overall Conclusion
The Company has evaluated all items classified as non-operating for the quarters ended June 30, 2015 and March 31, 2015, the six months ended June 30, 2015, and the years ended December 31, 2014, 2013 and 2012, including the impact of reclassifying the loss on the sale of VII, in accordance with the guidance included in SAB 99. After consideration of both quantitative and qualitative considerations, management believes that none of the previously issued financial statements were materially misstated.
In our previous response dated October 16, 2015, we acknowledged that PricewaterhouseCoopers LLP (“PwC”), our independent auditor, was seeking clarity regarding the current guidance on the classification of gains and losses on the sale of a business. While the outcome on this matter has not yet been finalized, we will continue to work with PwC regarding whether the amendments to ASU 2014-08 are determined to change past practices related to the classification of gains and losses on the sale of a business.

Pursuant to your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

AEGION CORPORATION

/s/ David A. Martin

David A. Martin
Executive Vice President and Chief Financial Officer